For immediate release

MITTAL STEEL COMPANY N.V. SIGNS AGREEMENT TO ACQUIRE 37.17% OF HUNAN VALIN
STEEL TUBE & WIRE CO., LTD.

14 January 2005 – Mittal Steel Company N.V. (“Mittal Steel”), the world’s most global steel producer, announced today that it has signed a share purchase agreement with Hunan Valin Iron & Steel Group Co., Ltd. (“Valin Group”) to acquire 37.17% of the outstanding shares of Hunan Valin Steel Tube & Wire Co., Ltd. (the “Company”), a listed subsidiary of Valin Group.

Under the terms of the share purchase agreement, Mittal Steel will acquire 656,250,000 legal person shares from Valin Group at a price of RMB 3.96 per share for a total consideration of RMB 2,599 million (US$ 314 million*). The consideration is subject to adjustment based on the net asset value of the Company as at 31 December 2004.

The Company (ticker symbol 000932) is one of the largest steelmakers in China with annual steel production capacity of 8.5 million tons. It is listed on the Shenzhen Stock Exchange with a market capitalization of RMB 8 billion (US$ 967 million*). The Company produced over 5 million tons of steel products and recorded sales of RMB 16,135 million (US$ 1,949 million*) and net profit of RMB 701 million (US$ 85 million*) for the nine months ended 30 September 2004.

This transaction is a key milestone for Mittal Steel’s business in China and is an integral part of its global strategy. China is the world’s largest consumer of steel products and demand is expected to continue to grow strongly. Mittal Steel’s participation in the expected growth of the Chinese steel industry will be further enhanced through its investment in the Company and its partnership with Valin Group.

After completion of the transaction, Mittal Steel and Valin Group will have an equal shareholding of 37.17% each and Mittal Steel will have participation in management and nomination of board members.

As a result of the transaction, Mittal Steel will be in a position to provide the Company with technical production support, procurement assistance, sales and marketing support and management knowledge sharing. Mittal Steel believes that the synergies and future opportunities generated by the transaction will enhance long-term value for all shareholders of the Company.

Closing of the transaction is subject to the approval of the relevant regulatory authorities in the Peoples Republic of China (“PRC”). Mittal Steel is also applying to the China Securities Regulatory Commission (“CSRC”) for a waiver from making a general offer to all shareholders of the Company and the transaction is conditional on Mittal Steel receiving such waiver. Subject to the receipt of all necessary approvals and the waiver from the CSRC, closing of the transaction is expected to be in 2Q 2005.

Deutsche Bank AG is acting as financial advisor to Mittal Steel on this transaction.

Commenting, Lakshmi Mittal, Chairman and CEO, Mittal Steel, said:

“Strategically this is a key acquisition for Mittal Steel Company, as it provides us with our first production platform in the world’s fastest growing steel market. Valin is one of China’s leading steelmakers and we are confident that we can help the company expand further by providing our marketing, procurement and technological knowledge and expertise.

“We are confident that demand for steel in China will remain strong and this acquisition is very much intended as a first step towards a more significant production presence in this country. China is experiencing a period of rapid economic growth and we are excited by the prospect of being a participant in this.

“Globally the steel industry remains in a sound condition. We foresee demand for steel remaining strong through 2005.”

Quote from Chairman Li, Chairman of Valin Group and the Company

“Valin Group and Mittal Steel Company are realizing a strategic co-operation and partnership. Firstly this will have a positive impact on the Chinese steel industry in terms of its current strategic restructuring to resolve issues of lack of scale, and will lead the process of consolidation. Secondly the co-operation will enable Mittal Steel Company and Valin Group to co-operate in technology and sharing of global resources, which will be critical for the company to enter the international steel industry. Achieving these strategic goals will enhance the competitiveness of the company.”

Investment Community Conference Call and Webcast

Mittal Steel will host a presentation to the investment community regarding today’s announcement on Tuesday 18th January. A telephone and webcast presentation will be available live at 10:00AM New York time / 3:00 PM London time on this day. You may access the webcast presentation at www.mittalsteel.com. The conference call can be accessed by dialing 1-877-780-2271 in the United States or 001-973-582-2737 outside of the United States. Please ask to be connected to the Mittal Steel conference call.

A replay of the webcast and the conference call will be available from 12:00 noon New York time / 5:00 PM London time on January 18th, 2005 through 11:59 PM New York time / 4:59 AM London time on February 1, 2005. You may access the webcast replay at www.mittalsteel.com. A replay of the conference call can be accessed by dialing 1-877-519-4471 in the United States or 001-973-341-3080 outside of the United States. The passcode for the replay is 5594804.

Forward-Looking Statements

This news release contains forward-looking statements that involve a number of risks and uncertainties. These statements are based on current expectations whereas actual results may differ. Among the factors that could cause actual results to differ are the risk factors listed in Mittal Steel’s most recent SEC filings.

About Mittal Steel

Mittal Steel Company is the world’s most global steel company. Formed from the combination of Ispat International N.V. and LNM Holdings N.V., the company has operations in fourteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For the first nine months of 2004, Mittal Steel had revenues of approximately US$16 billion and steel shipments of 32 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Mittal Steel has four sales offices in China, located in Beijing, Guangzhou, Urumqui and Chengdu. Additionally, the company announced in January 2004 that it would invest US$100 million to set up a cold rolling and coating plant in Yingkou, Lioaning Province.

About the Company

Located in Hunan province and central part of China, the Company is one of the largest steelmakers in the country with annual steel production capacity of 8.5 million tons. Its main products include seamless pipe, wire rod, section steel, copper and aluminum products. The Company’s major customers are in the construction sector and its primary market is southern China with limited exports to the U.S., South Korean and other countries. It is currently under restructuring whereby the upstream steel and iron-making assets are being injected into the Company to make it an integrated steel producer. The Company has passed ISO 9002 Quality Accreditation and ISO 14001 Environmental Accreditation. Valin Group currently has 74.35% shareholding in the Company and exercises shareholder rights on behalf of the Hunan Provincial Government.

*  Assumes on exchange rate of US$1 = RMB 8.2765